Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011

Commission File Number: 001-33429

Acorn International, Inc.

18/F, 20th Building, 487 Tianlin Road

Shanghai, 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-N/A

Acorn International, Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated April 7, 2011	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acorn International, Inc.

	By:	/s/ Irene Lin Bian
	Name:	Irene Lin Bian
	Title:	Principal Financial and Accounting Officer

Date: April 7, 2011

Exhibit 99.1

Contact:
Acorn International, Inc.	CCG Investor Relations
Ms. Irene Bian, Financial Controller	Ms. Linda Salo, Sr. Financial Writer
Phone: +86-21-51518888 Ext. 2148	Phone: +1-646-922-0894
Email: irenebian@chinadrtv.com	Email: linda.salo@ccgir.com
www.chinadrtv.com
Mr. Crocker Coulson, President Phone: +1-646-213-1915 (New York) Email: crocker.coulson@ccgir.com www.ccgirasia.com

FOR IMMEDIATE RELEASE

Acorn International Announces Appointment of New Director

SHANGHAI, China, April 7, 2011 – Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”), a leading integrated multi-platform marketing company in China engaged in developing, promoting and selling consumer products and services through its extensive distribution network, today announced that its board of directors has appointed Mr. Jing Wang as Director of the Company, effective immediately. Mr. Wang was also appointed as a member of the compensation committee. According to the Company’s Articles of Association, Mr. Wang will hold office until the Company’s next annual general meeting and will be eligible for re-election at such meeting.

“Mr. Wang’s extensive experience in China’s internet industry is crucial to our business, particularly after our recent repositioning of the Company”, commented the Executive Chairman of the board, Mr. Robert Roche. “We welcome Mr. Wang to join the board of the Company and expect to leverage on his expertise to further enhance our business operations”, said Mr. Don Yang, Chief Executive Officer and President of the Company.

Mr. Wang currently serves as VP of engineering at Baidu Inc., a leading Chinese language internet search provider, where he is responsible for engineering strategies in the areas of infrastructure, mobile and monetization. From 2006 to 2010, Mr. Wang served as site director of Google China in Shanghai where he was a key member of the cross-functional senior management team responsible for setting monetization strategies and priorities in China. Mr. Wang was general manager of eBay China Development Center from July 2004 until August 2006. Mr. Wang holds a master's degree in computer science from the University of Science and Technology of China and a master's degree in computer science from the University of Florida.

About Acorn International, Inc.

Acorn is a leading integrated multi-platform marketing company in China, operating one of China's largest TV direct sales businesses in terms of revenues and TV air time and a nationwide off-TV distribution network. Acorn's TV direct sales platform consists of airtime purchased from both national and local channels. In addition to marketing and selling through its TV direct sales programs and its off-TV nationwide distribution network, Acorn also offers consumer products and services through catalogs, third-party bank channels, outbound telemarketing center and an e-commerce website. Leveraging its integrated multiple sales and marketing platforms, Acorn has built a proven track record of developing and selling proprietary-branded consumer products, as well as products and services from established third parties. For more information, please visit http://www.chinadrtv.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains certain “forward-looking statements” within the meaning of federal securities laws. All statements, other than statements of historical facts, included herein are “forward-looking statements” including, among other things, the Company’s expectation to enhance its business operations after the appointment of the new directors. The expectations reflected in these forward-looking statements involve significant assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

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